NEWS RELEASE ELD No. 14-09
TSX: ELD NYSE: EGO July 31, 2014

2014 Second Quarter Financial and Operating Results
Full Year Production Guidance Raised, Operating Costs Reduced

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today reported the Company's financial and operational results for the second quarter ended June 30, 2014. Net profit attributable to shareholders of the Company for the quarter was $37.6 million or $0.05 per share.

“The Company has finished the second quarter ahead of our expectations and the operations are now on track to deliver production at the high end of the initial full year range our teams had established. Total gold production for the period was 200,551 ounces, and cash operating costs continue to remain in the bottom quartile of the gold industry at $489 per ounce.” said Paul Wright, Chief Executive Officer of Eldorado Gold. “We are especially pleased to report that the Kisladag EIA was approved during the quarter by the Turkish authorities and we plan on completing the expansion to 20 million tonnes per year by mid-2016. Reflecting the strong results year-to-date and our outlook for the balance of 2014, we are confidently revising our guidance for the year to production of 790,000 ounces of gold with average cash costs for commercial production of $495 per ounce and all-in sustaining cash costs of $850 per ounce.”

Second Quarter Financial and Operational Highlights

▪	Net profit attributable to shareholders of the Company was $37.6 million ($0.05 per share).

▪	Gold revenues were $247.6 million on sales of 190,621 ounces of gold at an average realized gold price of $1,299 per ounce.

▪	Liquidity of $959.5 million, including $584.5 million in cash, cash equivalents and term deposits, and $375.0 million in lines of credit.

▪	A positive Environmental Impact Assessment (“EIA”) decision from the Ministry of Environment and Urbanization of Turkey on the Kisladag Mine Expansion project was received during the quarter.

▪	Gold production of 200,551 ounces, including Olympias production from tailings retreatment (2013 – 183,971 ounces), a 9% increase year over year.

▪	Cash operating costs averaged $489 per ounce and all-in sustaining cash costs averaged $829 per ounce.

▪	Major concrete placements began at Skouries, and the semi-autogenous grinding (SAG) mill foundation was completed.

▪
On July 31, 2014, the Company declared that it will pay a dividend of CDN$0.01 per Common Share on August 26, 2014 to the holders of the Company’s outstanding Common Shares as the close of business on the record date of August 15, 2014.

Throughout this press release we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non IFRS measures. Please see page 10 of the MD&A for an explanation and discussion of these non IFRS measures.

All figures in US dollars unless otherwise stated.

Financial Results

Summarized financial results (Millions, except where noted)	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Revenues (millions)	$265.5	$266.9	$545.4	$605.0
Gold revenues (millions)	$247.6	$243.6	$495.2	$550.8
Gold sold (ounces)	190,621	176,260	381,249	365,606
Average realized gold price (US$ per ounce)	$1,299	$1,382	$1,299	$1,506
Cash operating costs (US$ per ounce sold)	$489	$478	$504	$492
Total cash cost (US$ per ounce sold)	$549	$536	$563	$552
All-in sustaining cash cost (US$ per ounce sold)	$829	n/a	$809	n/a
Gross profit from gold mining operations (millions)	$100.8	$117.2	$196.2	$281.0
Adjusted net earnings (millions)	$35.9	$48.2	$73.2	$131.5
Net profit (loss) attributable to shareholders of the Company (millions)	$37.6	$43.3	$68.9	$(2.2)
Earnings (loss) per share attributable to shareholders of the Company – Basic (US$/share)	$0.05	$0.06	$0.10	$0.00
Earnings (loss) per share attributable to shareholders of the Company – Diluted (US$/share)	$0.05	$0.06	$0.10	$0.00
Dividends paid (Cdn$/share)	$0.00	$0.00	$0.01	$0.07
Cash flow from operating activities before changes in non-cash working capital (millions)	$92.2	$84.9	$186.9	$224.8

Financial Results

Net income for the quarter was $37.6 million (or $0.05 per share), compared with $43.3 million (or $0.06 per share) in the second quarter of 2013. Gold revenues of $247.6 million were two percent higher year over year as higher gold sales volumes were partially offset by lower gold prices. Gross profit from gold mining operations was fourteen percent lower than that of the second quarter of 2013 reflecting higher production costs and depreciation expense as a result of higher sales volumes. Total cash cost per ounce increased two percent year over year.

Exploration expenses fell $6.4 million year over year, reflecting changes in the Company’s exploration program in response to lower gold prices. The Company reported a foreign exchange gain of $1.6 million for the quarter as compared to a loss of $5.9 million for the second quarter of 2013 mainly as a result of changes in foreign exchange rates on the Company’s Canadian dollar investments. Interest and financing costs fell $3.1 million year over year, reflecting an increase in capitalization of interest on the Company’s Greek development projects.

The effective tax rate for the quarter was thirty-nine percent as compared to a rate of thirty-six percent in the second quarter of 2013. The effective tax rate for the second quarter of 2013 was lower due to a tax recovery related to recognition of investment tax credits in Turkey, partly offset by the impact of movements in the Turkish lira on deferred tax balances. The effective tax rate for the second quarter of 2014 was higher due to higher withholding tax accruals on dividends from our Turkish and Chinese subsidiaries.

Operations Update

Summarized Operating Results	3 months ended June 30		6 months ended June 30
	2014	2013	2014	2013
Gross profit – gold mining operations (millions)	$100.8	$117.2	$196.2	$281.0
Ounces produced – including Olympias production from tailings retreatment	200,551	183,971	397,074	347,739
Cash operating costs ($ per ounce sold)	$489	$478	$504	$492
Total cash cost ($ per ounce sold)	$549	$536	$563	$552
Kisladag
Gross profit – gold mining operations (millions)	$52.5	$77.6	$100.2	$162.6
Ounces produced	76,980	76,735	144,055	146,956
Cash operating costs ($ per ounce sold)	$443	$327	$449	$331
Total cash cost ($ per ounce sold)	$466	$348	$470	$353
Efemcukuru
Gross profit – gold mining operations (millions)	$11.6	$12.2	$26.3	$51.0
Ounces produced	25,034	26,289	52,003	46,145
Cash operating costs ($ per ounce sold)	$552	$519	$538	$561
Total cash cost ($ per ounce sold)	$576	$537	$561	$592
Tanjianshan
Gross profit – gold mining operations (millions)	$13.5	$15.2	$27.0	$34.2
Ounces produced	25,790	27,938	54,169	54,145
Cash operating costs ($ per ounce sold)	$391	$398	$407	$419
Total cash cost ($ per ounce sold)	$570	$577	$581	$605
Jinfeng
Gross profit – gold mining operations (millions)	$17.0	$8.3	$29.4	$17.0
Ounces produced	45,568	28,889	86,863	50,631
Cash operating costs ($ per ounce sold)	$540	$757	$581	$789
Total cash cost ($ per ounce sold)	$622	$845	$664	$881
White Mountain
Gross profit – gold mining operations (millions)	$6.2	$3.9	$13.3	$16.2
Ounces produced	21,000	17,462	47,473	38,377
Cash operating costs ($ per ounce sold)	$583	$742	$596	$683
Total cash cost ($ per ounce sold)	$623	$781	$636	$726
Olympias
Ounces produced from tailings retreatment	6,179	6,658	12,511	11,485

Kisladag

Operating Data	3 months ended June 30		6 months ended June 30
	2014	2013	2014	2013
Tonnes placed on pad	3,127,844	3,301,333	6,984,726	6,216,841
Average treated head grade - grams per tonne	1.11	1.26	0.90	1.28
Gold (ounces)
- Produced	76,980	76,735	144,055	146,956
- Sold	72,815	76,680	139,667	146,930
Cash operating costs (per ounce sold)	$443	$327	$449	$331
Total cash costs (per ounce sold)	$466	$348	$470	$353
Financial Data (millions)
Gold revenues	$93.7	$108.6	$180.2	$223.1
Depreciation and depletion	$6.4	$3.6	$12.7	$6.8
Gross profit – gold mining operations	$52.5	$77.6	$100.2	$162.6
Capital expenditure on mining interests	$17.2	$35.3	$25.1	$70.7

Gold production at Kisladag during the quarter was level year over year, while sales of approximately 4,600 ounces of gold were delayed into the third quarter due to the timing of dore shipments to the refinery. Leaching of run of mine ore placed on the pad during the first quarter of 2014 contributed to gold production during the second quarter, making up for lower tonnes and grade year over year. Cash costs in the quarter were higher than the same period of 2013 due to lower head grade and an increase in operational waste mining (2014 – 4.9 million tonnes versus 2013 – 0.7 million tonnes). Capital expenditures during the quarter included equipment for expansion and capitalized waste stripping.

Efemcukuru

Operating Data	3 months ended June 30		6 months ended June 30
	2014	2013	2014	2013
Tonnes Milled	110,706	109,349	217,207	196,228
Average treated head grade - grams per tonne	7.99	9.28	8.27	8.91
Average Recovery Rate (to Concentrate)	93.2%	94.0%	93.1%	93.8%
Gold (ounces)
- Produced	25,034	26,289	52,003	46,145
- Sold	25,435	25,187	53,082	75,478
Cash operating costs (per ounce sold)	$552	$519	$538	$561
Total cash costs (per ounce sold)	$576	$537	$561	$592
Financial Data (millions)
Gold revenues	$33.1	$31.6	$69.7	$112.7
Depreciation and depletion	$6.6	$5.3	$13.0	$15.1
Gross profit – gold mining operations	$11.6	$12.2	$26.3	$51.0
Capital expenditure on mining interests	$5.8	$6.8	$11.3	$16.6

Gold production at Efemcukuru during the quarter was lower year over year and cash operating costs per ounce were higher mainly due to a lower planned average treated head grade. Capital spending in the quarter included costs related to capitalized underground development and mobile equipment, surface infrastructure, and process improvements.

Tanjianshan

Operating Data	3 months ended June 30		6 months ended June 30
	2014	2013	2014	2013
Tonnes Milled	278,226	273,065	541,836	520,126
Average treated head grade - grams per tonne	3.30	3.50	3.37	3.61
Average Recovery Rate	82.0%	83.6%	81.6%	82.3%
Gold (ounces)
- Produced	25,790	27,938	54,169	54,145
- Sold	25,790	27,938	54,169	54,145
Cash operating costs (per ounce sold)	$391	$398	$407	$419
Total cash costs (per ounce sold)	$570	$577	$581	$605
Financial Data (millions)
Gold revenues	$33.7	$38.4	$70.7	$81.0
Depreciation and depletion	$5.4	$6.7	$11.8	$13.3
Gross profit – gold mining operations	$13.5	$15.2	$27.0	$34.2
Capital expenditure on mining interests	$3.7	$3.2	$4.8	$5.0

Gold production at Tanjianshan during the quarter was lower year over year as a result of lower average treated head grade and recovery rate. Capital spending included exploration activities and waste stripping.

Jinfeng

Operating Data	3 months ended June 30		6 months ended June 30
	2014	2013	2014	2013
Tonnes Milled	371,971	336,707	736,958	688,608
Average treated head grade - grams per tonne	4.17	3.33	4.08	2.87
Average Recovery Rate	86.4%	84.5%	87.0%	83.4%
Gold (ounces)
- Produced	45,568	28,889	86,863	50,631
- Sold	45,581	28,993	86,858	50,676
Cash operating costs (per ounce sold)	$540	$757	$581	$789
Total cash costs (per ounce sold)	$622	$845	$664	$881
Financial Data (millions)
Gold revenues	$59.6	$40.8	$113.0	$75.9
Depreciation and depletion	$14.2	$8.1	$26.0	$14.2
Gross profit – gold mining operations	$17.0	$8.3	$29.3	$17.0
Capital expenditure on mining interests	$1.6	$15.4	$7.1	$29.3

Gold production at Jinfeng during the quarter was higher year over year and cash operating costs per ounce were lower mainly due to higher tonnes milled, average treated head grade and recovery rate, mainly due to ore production from the open pit. The open pit had resumed full mining operations midway through the second quarter of 2013 after completion of a cutback. Capital spending during the quarter included underground mine development and tailings dam construction.

White Mountain

Operating Data	3 months ended June 30		6 months ended June 30
	2014	2013	2014	2013
Tonnes Milled	213,741	203,033	414,423	401,967
Average treated head grade - grams per tonne	3.56	3.25	3.84	3.52
Average Recovery Rate	88.5%	87.0%	87.6%	86.3%
Gold (ounces)
- Produced	21,000	17,462	47,473	38,377
- Sold	21,000	17,462	47,473	38,377
Cash operating costs (per ounce sold)	$583	$742	$596	$683
Total cash costs (per ounce sold)	$623	$781	$636	$726
Financial Data (millions)
Gold revenues	$27.5	$24.2	$61.7	$58.1
Depreciation and depletion	$8.1	$6.6	$18.1	$13.9
Gross profit – gold mining operations	$6.2	$3.9	$13.3	$16.2
Capital expenditure on mining interests	$6.2	$5.8	$9.2	$11.9

Gold production at White Mountain for the quarter was higher year over year mainly as a result of increased process throughput, higher head grades, and improved recovery rates. Cash operating costs per ounce decreased significantly due to higher gold production and reduced operation costs. Capital spending this quarter included underground development, exploration, camp improvements, and completion of the new mobile maintenance work shop.

Vila Nova

Operating Data	3 months ended June 30		6 months ended June 30
	2014	2013	2014	2013
Tonnes Processed	190,721	179,864	394,202	392,775
Iron Ore Produced	162,721	155,172	337,799	338,598
Average Grade (% Fe)	62.8%	60.1%	62.8%	59.8%
Iron Ore Tonnes
- Sold	87,518	81,874	304,900	211,421
Average Realized Iron Ore Price	$56	$106	$74	$113
Cash Costs (per tonne produced)	$69	$74	$62	$69
Financial Data (millions)
Revenues	$3.9	$8.7	$22.5	$23.8
Depreciation and depletion	$0.9	$0.9	$3.1	$2.1
Gross profit / loss from mining operations	$(3.0)	$1.8	$0.4	$7.2
Capital expenditure on mining interests	$0	$0.2	$0.1	$3.6

Vila Nova recorded a loss of $3.0 million for the quarter compared with gross profit of $1.8 million in the second quarter of 2013. A $1.0 million negative price adjustment related to prior quarters’ shipments impacted profitability. The average realized iron ore price for the quarter not including the price adjustment fell from $106 per tonne to $56 per tonne year over year. The Company is reviewing options to improve profitability at Vila Nova in light of the recent decline in iron ore prices.

Stratoni

Operating Data	3 months ended June 30		6 months ended June 30
	2014	2013	2014	2013
Tonnes ore mined (wet)	57,275	60,109	114,517	114,234
Tonnes ore processed (dry)	55,548	62,331	110,997	110,852
Pb grade (%)	6.03%	6.57%	6.15%	6.41%
Zn grade (%)	11.39%	9.38%	11.33%	9.37%
Ag grade (g/t)	150	173	157	168
Tonnes of concentrate produced	15,714	16,054	31,650	28,332
Tonnes of concentrate sold	12,989	16,783	29,706	30,751
Average realized concentrate price (per tonne)	$981	$783	$845	$849
Cash Costs (per tonne of concentrate sold)	$735	$829	$671	$829
Financial Data (millions)
Revenues	$12.7	$13.1	$25.1	$26.1
Depreciation and depletion	$1.9	$3.4	$4.0	$5.3
Gross profit from mining operations	$0.3	$(4.2)	$0.2	$(4.7)
Capital expenditure on mining interests	$1.1	$0.5	$1.5	$0.6

Combined metal concentrate production at Stratoni for the quarter was level year over year, with lower lead concentrate production offset by higher zinc concentrate production as a result of changes in metal head grades. The average realized combined concentrate price increased year over year as zinc prices improved while lead prices weakened. Taken in conjunction with the increase in zinc concentrate production the change in metal prices contributed to Stratoni’s gross profit performance year over year.

Development Project Update

Kisladag Mine Expansion

During the quarter the Company received a positive EIA decision from the Ministry of Environment and Urbanization of Turkey on the Kisladag Mine Expansion project. The EIA approval will allow for the expansion of the Kisladag open pit mine production from its current 12.5 million tonnes per annum to a maximum of 35.0 million tonnes per annum. The Company has decided to proceed with an expansion to an annual production rate of 20 million tonnes per year of crushed ore to the leach pad at an additional capital cost of approximately $90.0 million. We are forecasting completion in mid-2016, producing an average of 325,000 ounces per annum in the first five years after expansion.

Skouries

Major structural concrete placements for the SAG and ball mills commenced in the quarter. The SAG mill foundation was completed, and concrete placement in the SAG mill plinths began. The majority of the ball mill concrete piles were completed and reinforcing fabrication and formwork for other major plant foundations was ongoing. Mill mechanical equipment was being pre-assembled in a nearby warehouse and will be mobilized to site with onsite erection scheduled to begin in the third quarter. Construction of access roads to the tailings dam progressed during the quarter. A review of the tailings dam construction materials and methodology was completed and design modifications to enhance constructability were finalized. Site earthwork continued during the quarter, and included excavation and fill for the regrind mill, the flotation area and the tailings thickening area. The site batch plant construction commenced and is scheduled to be completed in the third quarter. The open pit surface area was cleared and topsoil removal commenced. Progress continued on the underground decline during the quarter. Capital spending totaled $29.7 million during the quarter.

Olympias

Approximately 168,000 tonnes of tailings were reprocessed during the quarter at a grade of 2.84 grams per tonne. A total of 6,179 payable ounces of gold in concentrate were produced. Cash proceeds from the sale of concentrate generated $11.8 million during the quarter on approximately 9,300 ounces of gold in concentrate. Capital spending totalled $35.6 million during the quarter including approximately $11.0 million related to tailings reprocessing, production royalties and transportation and selling costs, $1.9 million related to capitalized interest, and the remainder on mine development as well as Phase II engineering.

Perama Hill

Preliminary engineering continued on the project during the quarter with completion expected in the third quarter this year. Metallurgical test work to optimise the process is planned to be completed during the third quarter this year, with detailed engineering expected to begin shortly thereafter. The Company continues to work with Greek government authorities to facilitate approval of the Environmental Impact Assessment. Capital spending totaled $3.1 million during the quarter.

Certej

During the quarter studies were conducted focusing on optimization of critical elements of the project identified in the prefeasibility study, including pressure oxidation, oxygen supply, open pit development and use of Romanian resources to build the mine. Metallurgical test work continued during the quarter in order to provide further data for optimization of the pressure oxidation circuit. The Company plans to commence work on the feasibility study in the third quarter this year. Capital spending totaled $2.3 million during the quarter.

Tocantinzinho

During the quarter work continued on optimization of the Tocantinzinho feasibility study. Additionally, preparations were begun to upgrade the access road to the site, including obtaining the necessary permits and authorizations from the municipality. Capital spending totaled $0.5 million during the quarter.

Eastern Dragon

Eastern Dragon remained on care and maintenance pending resolution of permitting issues. Site management worked with the local authorities to maintain local permits and permissions in good standing. Work continued on the preparation of the revised Environmental Impact Assessment for submission to the Ministry of Environmental Protection. This will be followed by submission of the Project Permit Approval to the National Development and Reform Commission.

Exploration Update

Greece

In the Halkidiki District, underground exploration drilling continued at the Mavres Petres mine, targeting the western extension of the orebody. Several drillholes cut massive sulfide zones outside of the existing resource, and activities are now focused on extending underground development to allow further stepout drilling. Drilling commenced late in the quarter at the Piavitsa deposit with a 6,000 meter program planned to test the continuity of mineralized zones identified in previous widely-spaced drillholes. At the Olympias deposit, drilling completed in the east ramp development project encountered several significant zones of high grade gold and silver mineralization that lie outside of the current resource model.

In the Perama district exploration activities focused on extending geological mapping coverage in the Perama South area, conducting reconnaissance field visits to nearby prospects, and evaluating historical data for the newly acquired Sappes project.

Romania

Exploration activities during the quarter near Certej focused on defining drill targets at the Magura, Bocsa, and P. Avram prospect areas. Reconnaissance mapping, soil sampling, and drillhole targeting commenced during the quarter at the nearby Muncel and Brad exploration licenses.

Turkey

Exploration activities in Turkey focussed on reconnaissance of regional target areas in western Turkey, and definition of new drilling targets at the Efemcukuru minesite.

China

Underground drilling at White Mountain targeted down-plunge extensions in the middle and north ore zones. Detailed geological mapping was conducted over the mine area, and surface exploration drilling programs will commence in the third quarter. At Tanjianshan, drilling programs were completed at the Xijingou deposit and Dushugou prospect, and drilling is ongoing at the Qinlongtan North deposit.

Brazil

Exploration resumed at the Tapajos region projects, including soil sampling along the Tocantinzinho trend northwest of the Tocantinzinho deposit, and drill-testing of geochemical anomalies at the adjacent Ruben Zilio project.

2014 Outlook

Total gold production for 2014 is forecast to be 790,000 ounces of gold with average cash costs for commercial production of $495 per ounce and average all-in sustaining cash costs of $850 per ounce. Previous guidance was production of 730,000 - 800,000 ounces at average cash costs of $550 to $590 per ounce and average all-in sustaining cash costs of $915 to $985 per ounce. Capital spending is forecast to be $170.0 million in sustaining capital and $265.0 million in project development capital compared with previous guidance of $170.0 million and $345.0 million respectively. The forecast for project development capital is lower than original guidance mainly due to presently projected lower capital spending at Skouries.

The Company is evaluating the merits of pursuing a potential overseas listing on the Hong Kong Stock Exchange in relation to its Chinese business. Eldorado is the largest foreign producer of gold in China with three operating gold mines (Jinfeng, Tanjianshan and White Mountain) and the Eastern Dragon project. The Company’s Chinese operations presently produce roughly 300,000 ounces of gold annually.

Conference Call

Eldorado will host a conference call on Friday, August 1, 2014 to discuss the Second Quarter 2014 Financial and Operating Results at 8:30am PDT (11:30am EDT). You may participate in the conference call by dialling 416-340-2219 in Toronto or 1-866-225-0198 toll free in North America and asking for the Eldorado Conference Call.

The call will be available on Eldorado’s website: www.eldoradogold.com. A replay of the call will be available until August 8, 2014 by dialling 905-694-9451 in Toronto or 1-800-408-3053 toll free in North America and entering the Passcode: 5888733.

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where they operate. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company’s 2014 Second Quarter Financial and Operating Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including assumptions about the legal restrictions regarding the payment of dividends by the Company; assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28, 2014

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

 For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 28, 2014 and technical reports filed under the Company’s name at www.sedar.com and www.sec.gov respectively.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors. While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Krista Muhr, Vice President Investor Relations
Eldorado Gold Corporation
604.601.6701 or 1.888.353.8166
kristam@eldoradogold.com
www.eldoradogold.com

ELDORADO GOLD
Q2 2014 Gold Production Highlights (in US$)

	First Quarter 2014	Second Quarter 2014	Second Quarter 2013	First Six Months 2014	First Six Months 2013
Gold Production
Ounces Sold	190,628	190,621	176,260	381,249	365,606
Ounces Produced1	196,523	200,551	183,971	397,074	347,739
Cash Operating Cost ($/oz)2,4	519	489	478	504	492
Total Cash Cost ($/oz)3,4	577	549	536	563	552
Realized Price ($/oz - sold)	1,299	1,299	1,382	1,299	1,506

Kişladağ Mine, Turkey
Ounces Sold	66,852	72,815	76,680	139,667	146,930
Ounces Produced	67,075	76,980	76,735	144,055	146,956
Tonnes to Pad	3,856,882	3,127,844	3,301,333	6,984,726	6,216,841
Grade (grams / tonne)	0.73	1.11	1.26	0.90	1.28
Cash Operating Cost ($/oz)4	456	443	327	449	331
Total Cash Cost ($/oz)3,4	473	466	348	470	353

Efemcukuru Mine, Turkey
Ounces Sold	27,647	25,435	25,187	53,082	75,478
Ounces Produced	26,969	25,034	26,289	52,003	46,145
Tonnes Milled	106,501	110,706	109,349	217,207	196,228
Grade (grams / tonne)	8.56	7.99	9.28	8.27	8.91
Cash Operating Cost ($/oz)4	526	552	519	538	561
Total Cash Cost ($/oz)3,4	547	576	537	561	592

Tanjianshan Mine, China
Ounces Sold	28,379	25,790	27,938	54,169	54,145
Ounces Produced	28,379	25,790	27,938	54,169	54,145
Tonnes Milled	263,609	278,227	273,065	541,836	520,126
Grade (grams / tonne)	3.44	3.30	3.50	3.37	3.61
Cash Operating Cost ($/oz)4	422	391	398	407	419
Total Cash Cost ($/oz)3,4	592	570	577	581	605

Jinfeng Mine, China
Ounces Sold	41,277	45,581	28,993	86,858	50,676
Ounces Produced	41,295	45,568	28,889	86,863	50,631
Tonnes Milled	364,987	371,971	336,707	736,958	688,608
Grade (grams / tonne)	4.00	4.17	3.33	4.08	2.87
Cash Operating Cost ($/oz) 4	626	540	757	581	789
Total Cash Cost ($/oz) 3,4	709	622	845	664	881

White Mountain Mine, China
Ounces Sold	26,473	21,000	17,462	47,473	38,377
Ounces Produced	26,473	21,000	17,462	47,473	38,377
Tonnes Milled	200,682	213,741	203,033	414,423	401,967
Grade (grams / tonne)	4.13	3.56	3.25	3.84	3.52
Cash Operating Cost ($/oz) 4	607	583	742	596	683
Total Cash Cost ($/oz) 3,4	646	623	781	636	726

Olympias, Greece
Ounces Sold	-	-	-	-	-
Ounces Produced1	6,332	6,179	6,658	12,511	11,485
Tonnes Milled	144,522	168,013	116,972	312,535	206,084
Grade (grams / tonne)	3.08	2.84	3.80	2.95	3.86
Cash Operating Cost ($/oz)4	-	-	-	-	-
Total Cash Cost ($/oz)3,4	-	-	-	-	-

1	Ounces produced include production from tailings retreatment in Olympias.
2	Cost figures calculated in accordance with the Gold Institute Standard.
3	Cash Operating Costs, plus royalties and the cost of off-site administration.
4	Cash operating costs and total cash costs are non-IFRS measures. Please see our MD&A for an explanation and discussion of these.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Note	June 30, 2014	December 31, 2013
		$	$
ASSETS
Current assets
Cash and cash equivalents		559,498	589,180
Term deposits		25,026	34,702
Restricted cash		262	262
Marketable securities		4,637	4,387
Accounts receivable and other		82,822	89,231
Inventories		233,531	244,042
		905,776	961,804
Investment in associate		-	10,949
Deferred income tax assets		1,601	997
Restricted assets and other		55,581	37,330
Defined benefit pension plan		15,398	13,484
Property, plant and equipment		5,806,914	5,684,382
Goodwill		526,296	526,296
		7,311,566	7,235,242
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		171,775	211,406
Current debt	5	16,253	16,402
		188,028	227,808
Debt	5	586,104	585,006
Other non-current liability	4(b)	47,711	-
Asset retirement obligations		86,423	85,259
Deferred income tax liabilities		852,575	842,305
		1,760,841	1,740,378
Equity
Share capital	6	5,314,813	5,314,589
Treasury stock		(14,845)	(10,953)
Contributed surplus		37,197	78,557
Accumulated other comprehensive loss		(16,450)	(17,056)
Deficit		(80,965)	(143,401)
Total equity attributable to shareholders of the Company		5,239,750	5,221,736
Attributable to non-controlling interests		310,975	273,128
		5,550,725	5,494,864
		7,311,566	7,235,242

Approved on behalf of the Board of Directors

(Signed) Robert R. Gilmore	Director
(Signed) Paul N. Wright	Director

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Income Statements
(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,

	2014	2013	2014	2013
	$	$	$	$
Revenue
Metal sales	265,497	266,929	545,367	604,997

Cost of sales
Production costs	122,524	116,133	257,309	246,501
Depreciation and amortization	44,095	35,234	89,667	72,348
	166,619	151,367	346,976	318,849
Gross profit	98,878	115,562	198,391	286,148

Exploration expenses	3,890	10,240	7,785	17,864
General and administrative expenses	19,099	18,239	34,943	34,725
Defined benefit pension plan expense	413	619	816	1,248
Share based payments	5,281	3,291	12,275	12,168
Foreign exchange loss (gain)	(1,553)	5,920	(2,914)	5,818
Operating profit	71,748	77,253	145,486	214,325

Loss (gain) on disposal of assets	1,819	(51)	1,825	(15)
Loss (gain) on marketable securities and other investments	550	-	1,322	(21)
Loss on investments in associates	-	214	102	1,123
Other income	(3,631)	(3,138)	(2,847)	(5,114)
Asset retirement obligation accretion	581	386	1,163	725
Interest and financing costs	7,916	11,061	16,321	21,562

Profit before income tax	64,513	68,781	127,600	196,065
Income tax expense	24,999	24,550	57,443	195,802
Profit for the period	39,514	44,231	70,157	263

Attributable to:
Shareholders of the Company	37,632	43,274	68,900	(2,189)
Non-controlling interests	1,882	957	1,257	2,452
Profit for the period	39,514	44,231	70,157	263

Weighted average number of shares outstanding
Basic	716,249	715,038	716,239	714,739
Diluted	716,249	715,426	716,239	715,256

Earnings per share attributable to shareholders of the Company:
Basic earnings per share	0.05	0.06	0.10	0.00
Diluted earnings per share	0.05	0.06	0.10	0.00

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$

Profit for the period	39,514	44,231	70,157	263
Other comprehensive gain (loss):
Change in fair value of available-for-sale financial assets	336	(918)	(153)	(1,400)
Realized gains on disposal of available-for-sale financial assets	-	-	759	(17)
Total other comprehensive gain (loss) for the period	336	(918)	606	(1,417)
Total comprehensive income (deficit) for the period	39,850	43,313	70,763	(1,154)

Attributable to:
Shareholders of the Company	37,968	42,356	69,506	(3,606)
Non-controlling interests	1,882	957	1,257	2,452
	39,850	43,313	70,763	(1,154)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2014	2013	2014	2013
		$	$	$	$
Cash flows generated from (used in):
Operating activities
Profit for the period		39,514	44,231	70,157	263
Items not affecting cash:
Asset retirement obligation accretion		581	386	1,163	725
Depreciation and amortization		44,095	35,234	89,667	72,348
Unrealized foreign exchange loss (gain)		(508)	403	(124)	524
Deferred income tax expense		471	560	9,667	136,448
Loss (gain) on disposal of assets		1,819	(51)	1,825	(15)
Loss on investments in associates		-	214	102	1,123
Loss (gain) on marketable securities and other investments		550	-	1,322	(21)
Share based payments		5,281	3,291	12,275	12,168
Defined benefit pension plan expense		413	619	816	1,248
		92,216	84,887	186,870	224,811

Changes in non-cash working capital	9	(29,383)	(63,433)	(54,600)	(36,265)
		62,833	21,454	132,270	188,546
Investing activities
Net cash used on acquisition of subsidiary	4(a)	-	-	(30,318)	-
Purchase of property, plant and equipment		(107,917)	(116,549)	(188,347)	(217,763)
Proceeds from the sale of property, plant and equipment		92	136	176	192
Proceeds on production from tailings retreatment		11,765	10,900	20,557	15,228
Purchase of marketable securities		(852)	-	(852)	-
Proceeds from the sale of marketable securities		243	-	865	332
Investments in associates		-	-	-	(6,357)
Redemption of (investment in) term deposits		(20,000)	(62,514)	9,676	(221,441)
Decrease in restricted cash		(24)	15	2	5
		(116,693)	(168,012)	(188,241)	(429,804)
Financing activities
Issuance of common shares for cash		-	179	-	1,601
Investment by non-controlling interest	4(b)	-	-	40,000	-
Dividend paid to shareholders		-	-	(6,464)	(50,241)
Dividends paid to non-controlling interest		(815)		(815)
Purchase of treasury stock		(9)	(168)	(6,413)	(6,462)
Long-term and bank debt proceeds		-	-	16,363	12,412
Long-term and bank debt repayments		-	-	(16,382)	(10,354)
Loan financing costs		-	90	-	(383)
		(824)	101	26,289	(53,427)
Net decrease in cash and cash equivalents		(54,684)	(146,457)	(29,682)	(294,685)
Cash and cash equivalents - beginning of period		614,182	668,615	589,180	816,843

Cash and cash equivalents - end of period		559,498	522,158	559,498	522,158

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2014	2013	2014	2013
		$	$	$	$
Share capital
Balance beginning of period		5,314,813	5,303,095	5,314,589	5,300,957
Shares issued upon exercise of share options, for cash		-	179	-	1,601
Transfer of contributed surplus on exercise of options		-	273	-	989
Transfer of contributed surplus on exercise of deferred
phantom units		-	3,400	224	3,400
Balance end of period		5,314,813	5,306,947	5,314,813	5,306,947

Treasury stock
Balance beginning of period		(17,357)	(12,307)	(10,953)	(7,445)
Purchase of treasury stock		(9)	(168)	(6,413)	(6,462)
Shares redeemed upon exercise of restricted share units		2,521	700	2,521	2,132
Balance end of period		(14,845)	(11,775)	(14,845)	(11,775)

Balance beginning of period		35,424	71,827	78,557	65,382
Share based payments		5,035	3,935	11,750	12,528
Shares redeemed upon exercise of restricted share units		(2,521)	(700)	(2,521)	(2,132)
Recognition of other non-current liability and related costs	4(b)	(741)	-	(50,365)	-
Transfer to share capital on exercise of options and deferred
phantom units		-	(3,673)	(224)	(4,389)
Balance end of period		37,197	71,389	37,197	71,389

Accumulated other comprehensive loss
Balance beginning of period		(16,786)	(25,034)	(17,056)	(24,535)
Other comprehensive loss for the period		336	(918)	606	(1,417)
Balance end of period		(16,450)	(25,952)	(16,450)	(25,952)

Retained earnings (deficit)
Balance beginning of period		(118,597)	499,172	(143,401)	594,876
Dividends paid		-	-	(6,464)	(50,241)
Profit (loss) attributable to shareholders of the Company		37,632	43,274	68,900	(2,189)
Balance end of period		(80,965)	542,446	(80,965)	542,446
Total equity attributable to shareholders of the Company		5,239,750	5,883,055	5,239,750	5,883,055
Non-controlling interests
Balance beginning of period		312,503	285,595	273,128	284,100
Profit attributable to non-controlling interests		1,882	957	1,257	2,452
Dividends declared to non-controlling interests		(3,410)	-	(3,410)	-
Increase during the period	4(b)	-	-	40,000	-
Balance end of period		310,975	286,552	310,975	286,552

Total equity		5,550,725	6,169,607	5,550,725	6,169,607

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation ("Eldorado" or the "Company") is a gold exploration, development, mining and production company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired Glory Resources Ltd ("Glory") in March 2014. Glory has the Sapes project in Thrace, Greece.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting'. They do not include all of the information and footnotes required by the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2013.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2013.

3.	Adoption of new accounting standards

The following interpretation of a standard has been adopted by the Company commencing January 1, 2014:

•
IFRIC 21 'Levies' - This interpretation of IAS 37, 'Provisions, Contingent Liabilities and Contingent Assets', applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event ("obligating event"). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. There was no impact on these unaudited condensed consolidated interim financial statements as a result of the adoption of this standard.

The following standards have been published and are mandatory for Eldorado's annual accounting periods no earlier than January 1, 2017:

•
IFRS 9 'Financial Instruments: Classification and Measurement' - This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, 'Financial Instruments: Recognition and Measurement'. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. The Company is currently evaluating the extent of the impact of the adoption of this standard.

1

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards (continued)

•
IFRS 15 'Revenue from Contracts with Customers' - This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017. The Company does not expect this standard to have a material impact on its financial statements.

4.	Acquisitions and other transactions

a)	Acquisition of Glory

Eldorado completed the acquisition of all of the issued and outstanding common shares of Glory that it did not already own on March 14, 2014. As a result, Eldorado acquired a 100% interest in the Sapes project in Thrace, Greece. Prior to the transaction, Eldorado owned 19.9% interest in Glory and the investment was accounted for as an investment in associate.

Total consideration of $39,219 included cash for 179,504,179 shares in the amount of $27,583, an option buy-out payment of $1,590 to holders of Glory options, and $10,046 related to the 44,595,920 shares of Glory that Eldorado had purchased prior to the off-market takeover bid. A total of $1,229 was incurred as transaction costs and was capitalized as property, plant and equipment.

This transaction has been accounted for as an acquisition of assets and liabilities as Glory did not constitute a business, as defined in IFRS 3. Other than a small working capital amount the remainder of the value for this transaction was assigned to property, plant and equipment.

Eldorado paid net cash of $30,318 as a result of the transaction. This net reduction of cash was a result of an acquired cash balance of $84 less cash consideration of $29,173 and transaction costs of $1,229.

b)	Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement ("Agreements") with a third party ("Third Party").

As a result of these Agreements, Third Party acquired 21.5% of the total ordinary shares of Sino Gold Tenya (HK) Limited ("Tenya"), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project.

Under the terms of the Agreements, Third Party has the right to require Eldorado to purchase or procure the purchase by another party of Third Party's shares in Tenya at a fixed price ("Put Option") for 90 days following the second anniversary of the Agreements.

The Agreements include other rights and obligations of the Company and Third Party associated with the advancement of the Eastern Dragon Project.

This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received. A liability in the amount of $46,970 has been recorded at the transaction date, representing the present value of the redemption amount of the Put Option and $2,654 of transaction costs were recorded against equity. Future changes in the present value of the redemption amount of the Put Option are being charged against equity. The present value of the liability representing the Put Option as of June 30, 2014 is $47,711.

2

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Debt

	June 30, 2014 $	December 31, 2013 $
Current:
Jinfeng China Merchant Bank ("CMB") working capital loan (a)	16,253	16,402

Non-current:
Senior notes (b)	586,104	585,006
Total debt	602,357	601,408

(a)	Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16,253) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. The Facility had a term of up to one year, from January 16, 2013 to January 14, 2014. In January 2014, the term of the facility was extended to January 28, 2015. This facility is unsecured.

As at June 30, 2014, Jinfeng has drawn down the full amount under this facility and has used the proceeds to fund working capital obligations. All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

Subsequent to June 30, 2014, Jinfeng repaid RMB 13.0 million ($2,113) on this loan.

(b)	Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes ("the notes") at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $13,896 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at June 30, 2014 was $609.0 million.

(c)	Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd ("QDML"), our 90% owned subsidiary, entered into a RMB 12.0 million ($1,950) entrusted loan agreement, which has been increased to RMB 720.0 million ($117,020) through a series of amendments.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at June 30, 2014 was 4.59%.

As at June 30, 2014, RMB 643.2 million ($104,530) had been drawn under the entrusted loan.

The entrusted loan has been recorded on a net settlement basis.

3

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Share capital

Eldorado's authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At June 30, 2014 there were no non-voting common shares outstanding (December 31, 2013 - none).

Voting common shares	Number of Shares	Total $

At January 1, 2014	716,216,690	5,314,589
Common shares issued for deferred phantom units	31,920	224

At June 30, 2014	716,248,610	5,314,813

7.	Share-based payments

(a)	Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2014
	Weighted average exercise price Cdn$	Number of options
At January 1,	13.20	16,753,421
Granted	7.82	6,210,824
Exercised	-	-
Forfeited	12.25	(845,322)
At June 30,	11.72	22,118,923

At June 30, 2014, 16,040,895 share options (June 30, 2013 - 12,914,273) with a weighted average exercise price of Cdn$12.89 (June 30, 2013 - Cdn$13.17) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended June 30, 2014 was $2,096 (YTD - $7,077).

(b)	Restricted share unit plan

A total of 877,753 restricted share units ("RSUs") at a grant-date fair value of Cdn$7.84 per unit were granted during the period ended June 30, 2014 under the Company's RSU plan and 292,137 RSUs were exercisable as at June 30, 2014.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

4

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Share-based payments (continued)

A summary of the status of the restricted share unit plan and changes during the quarter ended June 30, 2014 is as follows:

Total RSUs
Balance at December 31, 2013	774,845
RSUs Granted	877,753
Redeemed	(364,140)
Forfeited	-
Balance at June 30, 2014	1,288,458

As at June 30, 2014, 1,288,458 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 460,885 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the period ended June 30, 2014 was $2,939 (YTD - $4,673).

(c)	Deferred share units plan

At June 30, 2014, 246,655 deferred share units ("DSUs") were outstanding with a value of $1,886, which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $246 for the period ended June 30, 2014 (YTD - $525).

8.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 - Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

•	Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at June 30, 2014 are marketable securities. No liabilities are measured at fair value on a recurring basis as at June 30, 2014.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities.

With the exception of the fair market value of our senior notes (note 5b), all carrying amounts of financial instruments approximate their fair value.

5

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Supplementary cash flow information

	Three months ended June 30,		Six months ended June 30,
	2014 $	2013 $	2014 $	2013 $

Changes in non-cash working capital
Accounts receivable and other	(4,449)	(20,586)	(11,055)	(5,691)
Inventories	(4,975)	(12,693)	4,365	(1,906)
Accounts payable and accrued liabilities	(19,959)	(30,154)	(47,910)	(28,668)
Total	(29,383)	(63,433)	(54,600)	(36,265)

Supplementary cash flow information
Income taxes paid	28,981	29,951	40,333	57,269
Interest paid	17,156	16,923	17,360	17,356

10.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at June 30, 2014, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

10.1	Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction as follows:

•	The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey.

•	The China reporting segment includes the Tanjianshan ("TJS"), Jinfeng and White Mountain mines, the Eastern Dragon project and exploration activities in China.

•	The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil.

•	The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece.

•	The Romania reporting segment includes the Certej project and exploration activities in Romania.

•	Other reporting segment includes operations of Eldorado's corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

6

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segment information (continued)

For the three months ended June 30, 2014

	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	127,946	120,963	3,851	12,737	-	-	265,497
Production costs	49,704	56,356	5,943	10,521	-	-	122,524
Depreciation	13,179	27,783	928	2,030	-	175	44,095
Gross profit (loss)	65,063	36,824	(3,020)	186	-	(175)	98,878

Other material items of income and expense
Exploration costs	566	654	1,526	255	68	821	3,890
Income tax expense (recovery)	13,655	9,517	(406)	2,855	-	(622)	24,999

Additions to property, plant and
equipment during the period	23,160	12,995	517	69,944	2,317	52	108,985

For the three months ended June 30, 2013

	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	141,454	103,653	8,680	13,142	-	-	266,929
Production costs	41,467	54,696	6,060	13,910	-	-	116,133
Depreciation	8,967	21,436	871	3,447	-	513	35,234
Gross profit (loss)	91,020	27,521	1,749	(4,215)	-	(513)	115,562

Other material items of income and expense
Exploration costs	2,791	1,602	3,208	26	97	2,516	10,240
Income tax expense	20,345	5,608	859	- 2,370	108	-	24,550

Additions to property, plant and
equipment during the period	50,815	26,580	1,935	36,465	7,338	36	123,169

7

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segment information (continued)

For the six months ended June 30, 2014

	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	251,972	245,792	22,496	25,107	-	-	545,367
Production costs	97,521	119,841	19,028	20,919	-	-	257,309
Depreciation	26,017	56,004	3,071	4,160	-	415	89,667
Gross profit (loss)	128,434	69,947	397	28	-	(415)	198,391

Other material items of income and expense
Exploration costs	1,114	1,119	2,170	646	1,121	1,615	7,785
Income tax expense (recovery)	33,695	19,553	(805)	5,000	-	-	57,443

Additions to property, plant and
equipment during the period	41,039	20,478	1,879	120,036	5,673	270	189,375

Information about assets and liabilities
Property, plant and equipment (*)	869,346	1,433,258	200,308	2,679,303	622,578	2,121	5,806,914
Goodwill	-	52,514	-	473,782	-	-	526,296
	869,346	1,485,772	200,308	3,153,085	622,578	2,121	6,333,210

Debt	-	16,253	-	-	-	586,104	602,357

For the six months ended June 30, 2013

	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	339,596	215,468	23,840	26,093	-	-	604,997
Production costs	100,367	106,083	14,561	25,490	-	-	246,501
Depreciation	22,080	41,585	2,107	5,577	-	999	72,348
Gross profit (loss)	217,149	67,800	7,172	(4,974)	-	(999)	286,148

Other material items of income and expense
Exploration costs	4,965	2,974	4,481	914	483	4,047	17,864
Income tax expense	52,797	15,436	1,704	125,701	108	56	195,802

Additions to property, plant and
equipment during the period	95,491	49,634	7,524	57,415	11,843	877	222,784

For the year ended December 31, 2013

	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	854,893	1,461,592	201,791	2,546,935	616,906	2,265	5,684,382
Goodwill	-	52,514	-	473,782	-	-	526,296
	854,893	1,514,106	201,791	3,020,717	616,906	2,265	6,210,678

Debt	-	16,402	-	-	-	585,006	601,408

* Net of revenues from sale of production from tailings retreatment

8

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segment information (continued)

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

10.2	Economic dependence

At June 30, 2014, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	China National Gold Group
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

10.3	Seasonality/cyclicality of operations

Management does not consider operations to be of a significant seasonal or cyclical nature.

9

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)
for the three and six-month periods ended June 30, 2014

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.
This quarter means the second quarter of 2014. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of July 31, 2014. You should also read our audited consolidated financial statements for the year ended December 31, 2013 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2014 prepared in accordance with International Accounting Standard (IAS) 34 - "Interim Financial Reporting". We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration and evaluation, development, production and reclamation.

Operating gold mines:
•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)

Gold projects:
•	Skouries, in Greece (95%)
•	Olympias, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Sappes, in Greece (100%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:
•	Vila Nova - iron ore, in Brazil (100%)
•	Stratoni - silver, lead, zinc, in Greece (95%)

Eldorado's common shares are listed on the following exchanges:
•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

1

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Second quarter summary results and corporate developments

Selected consolidated financial information and corporate developments

•	Net profit attributable to shareholders of the Company was $37.6 million ($0.05 per share), compared to $43.3 million ($0.06 per share) in the second quarter of 2013.

•	Gold revenues were $247.6 million (2013 - $243.6 million) on sales of 190,621 ounces of gold at an average realized gold price of $1,299 per ounce (2013 - 176,260 ounces at $1,382 per ounce).

•	Liquidity of $959.5 million, including $584.5 million in cash, cash equivalents and term deposits, and $375.0 million in lines of credit.

•	During the quarter the Company received a positive Environmental Impact Assessment ("EIA") decision from the Ministry of Environment and Urbanization of Turkey on the Kisladag Mine Expansion project.

•	On July 31, 2014 the Company declared a dividend of Cdn$0.01 per share to shareholders of record.

Selected performance measures (1)

•	Gold production of 200,551 ounces, including Olympias production from tailings retreatment (2013 - 183,971 ounces), a 9% increase year over year.

•	Cash operating costs averaged $489 per ounce (2013 - $478 per ounce).

•	All-in sustaining cash costs averaged $829 per ounce.

•	Gross profit from gold mining operations were $100.8 million (2013 - $117.2 million).

•	Adjusted net earnings of $35.9 million ($0.05 per share) compared to adjusted net earnings of $48.2 million ($0.07 per share) in 2013.

•	Cash generated from operating activities before changes in non-cash working capital was $92.2 million (2013 - $84.9 million).

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 10 for an explanation and discussion of these non-IFRS measures.

Outlook

Gold production for 2014 is forecast to be 790,000 ounces of gold with average cash costs for commercial production of $495 per ounce and all-in sustaining cash costs of $850 per ounce. Previous guidance was production of 730,000 - 800,000 ounces at average cash costs of $550 to $590 per ounce and all-in sustaining cash costs of $915 to $985 per ounce. Capital spending is forecast to be $170.0 million in sustaining capital and $265.0 million in project development capital compared with previous guidance of $170.0 million and $345.0 million respectively. The forecast for project development capital is lower than original guidance mainly due to presently projected lower capital spending at Skouries.

The Company is evaluating the merits of pursuing a potential overseas listing on the Hong Kong Stock Exchange in relation to its Chinese business. Eldorado is the largest foreign producer of gold in China with three operating gold mines (Jinfeng, Tanjianshan and White Mountain) and the Eastern Dragon project. The Company's Chinese operations presently produce approximately 300,000 ounces of gold annually, and contain 5.3 million ounces of measured and indicated resources, and 2.2 million ounces of inferred resources.

2

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Review of Financial Results

Summarized financial results	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Revenues (millions)	$265.5	$266.9	$545.4	$605.0
Gold revenues (millions)	$247.6	$243.6	$495.2	$550.8
Gold sold (ounces)	190,621	176,260	381,249	365,606
Average realized gold price (US$ per ounce)	$1,299	$1,382	$1,299	$1,506
Cash operating costs (US$ per ounce sold)	$489	$478	$504	$492
Total cash cost (US$ per ounce sold)	$549	$536	$563	$552
All-in sustaining cash cost (US$ per ounce sold)	$829	n/a	$809	n/a
Gross profit from gold mining operations (millions)	$100.8	$117.2	$196.2	$281.0
Adjusted net earnings (millions)	$35.9	$48.2	$73.2	$131.5
Net profit (loss) attributable to shareholders of the Company (millions)	$37.6	$43.3	$68.9	$(2.2)
Earnings (loss) per share attributable to shareholders of the Company - Basic (US$/share)	$0.05	$0.06	$0.10	$0.00
Earnings (loss) per share attributable to shareholders of the Company - Diluted (US$/share)	$0.05	$0.06	$0.10	$0.00
Dividends paid (Cdn$/share)	$0.00	$0.00	$0.01	$0.07
Cash flow from operating activities before changes in non-cash working capital (millions)	$92.2	$84.9	$186.9	$224.8

Net income for the quarter was $37.6 million (or $0.05 per share), compared with $43.3 million (or $0.06 per share) in the second quarter of 2013. Gold revenues of $247.6 million were two percent higher year over year as higher gold sales volumes were partially offset by lower gold prices. Gross profit from gold mining operations was fourteen percent lower than that of the second quarter of 2013 reflecting higher production costs and depreciation expense as a result of higher sales volumes. Total cash cost per ounce increased two percent year over year.

Exploration expenses fell $6.4 million year over year reflecting changes in the Company's exploration program in response to lower gold prices. The Company reported a foreign exchange gain of $1.6 million for the quarter as compared to a loss of $5.9 million for the second quarter of 2013 mainly as a result of changes in foreign exchange rates on the Company's Canadian dollar investments. Interest and financing costs fell $3.1 million year over year, reflecting an increase in capitalization of interest on the Company's Greek development projects.

The effective tax rate for the quarter was thirty-nine percent as compared to a rate of thirty-six percent in the second quarter of 2013. The effective tax rate for the second quarter of 2013 was lower due to a tax recovery related to recognition of investment tax credits in Turkey, partly offset by the impact of movements in the Turkish lira on deferred tax balances. The effective tax rate for the second quarter of 2014 was higher due to higher withholding tax accruals on dividends from our Turkish and Chinese subsidiaries.

3

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Operations update

Summarized Operating Results	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Gross profit - gold mining operations (millions)	$100.8	$117.2	$196.2	$281.0
Ounces produced - including Olympias production from tailings retreatment	200,551	183,971	397,074	347,739
Cash operating costs ($ per ounce sold)	$489	$478	$504	$492
Total cash cost ($ per ounce sold)	$549	$536	$563	$552
Kisladag
Gross profit - gold mining operations (millions)	$52.5	$77.6	$100.2	$162.6
Ounces produced	76,980	76,735	144,055	146,956
Cash operating costs ($ per ounce sold)	$443	$327	$449	$331
Total cash cost ($ per ounce sold)	$466	$348	$470	$353
Efemcukuru
Gross profit - gold mining operations (millions)	$11.6	$12.2	$26.3	$51.0
Ounces produced	25,034	26,289	52,003	46,145
Cash operating costs ($ per ounce sold)	$552	$519	$538	$561
Total cash cost ($ per ounce sold)	$576	$537	$561	$592
Tanjianshan
Gross profit - gold mining operations (millions)	$13.5	$15.2	$27.0	$34.2
Ounces produced	25,790	27,938	54,169	54,145
Cash operating costs ($ per ounce sold)	$391	$398	$407	$419
Total cash cost ($ per ounce sold)	$570	$577	$581	$605
Jinfeng
Gross profit - gold mining operations (millions)	$17.0	$8.3	$29.4	$17.0
Ounces produced	45,568	28,889	86,863	50,631
Cash operating costs ($ per ounce sold)	$540	$757	$581	$789
Total cash cost ($ per ounce sold)	$622	$845	$664	$881
White Mountain
Gross profit - gold mining operations (millions)	$6.2	$3.9	$13.3	$16.2
Ounces produced	21,000	17,462	47,473	38,377
Cash operating costs ($ per ounce sold)	$583	$742	$596	$683
Total cash cost ($ per ounce sold)	$623	$781	$636	$726
Olympias
Ounces produced from tailings retreatment	6,179	6,658	12,511	11,485

4

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Kisladag

Operating Data	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Tonnes placed on pad	3,127,844	3,301,333	6,984,726	6,216,841
Average treated head grade - grams per tonne (g/t)	1.11	1.26	0.90	1.28
Gold (ounces)
- Produced	76,980	76,735	144,055	146,956
- Sold	72,815	76,680	139,667	146,930
Cash operating costs (per ounce sold)	$443	$327	$449	$331
Total cash costs (per ounce sold)	$466	$348	$470	$353
Financial Data (millions)
Gold revenues	$93.7	$108.6	$180.2	$223.1
Depreciation and depletion	$6.4	$3.6	$12.7	$6.8
Gross profit - gold mining operations	$52.5	$77.6	$100.2	$162.6
Capital expenditure on mining interests	$17.2	$35.3	$25.1	$70.7

Gold production at Kisladag during the quarter was level year over year while sales of approximately 4,600 ounces of gold were delayed into the third quarter due to the timing of dore shipments to the refinery. Leaching of run of mine ore placed on the pad during the first quarter of 2014 contributed to gold production during the second quarter, making up for lower tonnes and grade year over year. Cash costs in the quarter were higher than the same period of 2013 due to lower head grade and an increase in operational waste mining (2014 - 4.9 million tonnes versus 2013 - 0.7 million tonnes). Capital expenditures during the quarter included equipment for expansion and capitalized waste stripping.

Efemcukuru

Operating Data	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Tonnes Milled	110,706	109,349	217,207	196,228
Average treated head grade - grams per tonne (g/t)	7.99	9.28	8.27	8.91
Average Recovery Rate (to Concentrate)	93.2%	94.0%	93.1%	93.8%
Gold (ounces)
- Produced	25,034	26,289	52,003	46,145
- Sold	25,435	25,187	53,082	75,478
Cash operating costs (per ounce sold)	$552	$519	$538	$561
Total cash costs (per ounce sold)	$576	$537	$561	$592
Financial Data (millions)
Gold revenues	$33.1	$31.6	$69.7	$112.7
Depreciation and depletion	$6.6	$5.3	$13.0	$15.1
Gross profit - gold mining operations	$11.6	$12.2	$26.3	$51.0
Capital expenditure on mining interests	$5.8	$6.8	$11.3	$16.6

Gold production at Efemcukuru during the quarter was lower year over year and cash operating costs per ounce were higher mainly due to a lower planned average treated head grade. Capital spending in the quarter included costs related to capitalized underground development and mobile equipment, surface infrastructure, and process improvements.

5

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Tanjianshan

Operating Data	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Tonnes Milled	278,226	273,065	541,836	520,126
Average treated head grade - grams per tonne (g/t)	3.30	3.50	3.37	3.61
Average Recovery Rate	82.0%	83.6%	81.6%	82.3%
Gold (ounces)
- Produced	25,790	27,938	54,169	54,145
- Sold	25,790	27,938	54,169	54,145
Cash operating costs (per ounce sold)	$391	$398	$407	$419
Total cash costs (per ounce sold)	$570	$577	$581	$605
Financial Data (millions)
Gold revenues	$33.7	$38.4	$70.7	$81.0
Depreciation and depletion	$5.4	$6.7	$11.8	$13.3
Gross profit - gold mining operations	$13.5	$15.2	$27.0	$34.2
Capital expenditure on mining interests	$3.7	$3.2	$4.8	$5.0

Gold production at Tanjianshan during the quarter was lower year over year as a result of lower average treated head grade and recovery rate. Capital spending included exploration activities and waste stripping.

Jinfeng

Operating Data	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Tonnes Milled	371,971	336,707	736,958	688,608
Average treated head grade - grams per tonne (g/t)	4.17	3.33	4.08	2.87
Average Recovery Rate	86.4%	84.5%	87.0%	83.4%
Gold (ounces)
- Produced	45,568	28,889	86,863	50,631
- Sold	45,581	28,993	86,858	50,676
Cash operating costs (per ounce sold)	$540	$757	$581	$789
Total cash costs (per ounce sold)	$622	$845	$664	$881
Financial Data (millions)
Gold revenues	$59.6	$40.8	$113.0	$75.9
Depreciation and depletion	$14.2	$8.1	$26.0	$14.2
Gross profit - gold mining operations	$17.0	$8.3	$29.3	$17.0
Capital expenditure on mining interests	$1.6	$15.4	$7.1	$29.3

Gold production at Jinfeng during the quarter was higher year over year and cash operating costs per ounce were lower mainly due to higher tonnes milled, average treated head grade and recovery rate, mainly due to ore production from the open pit. The open pit had resumed full mining operations midway through the second quarter of 2013 after completion of a cutback. Capital spending during the quarter included underground mine development and tailings dam construction.

6

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

White Mountain

Operating Data	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Tonnes Milled	213,741	203,033	414,423	401,967
Average treated head grade - grams per tonne (g/t)	3.56	3.25	3.84	3.52
Average Recovery Rate	88.5%	87.0%	87.6%	86.3%
Gold (ounces)
- Produced	21,000	17,462	47,473	38,377
- Sold	21,000	17,462	47,473	38,377
Cash operating costs (per ounce sold)	$583	$742	$596	$683
Total cash costs (per ounce sold)	$623	$781	$636	$726
Financial Data (millions)
Gold revenues	$27.5	$24.2	$61.7	$58.1
Depreciation and depletion	$8.1	$6.6	$18.1	$13.9
Gross profit - gold mining operations	$6.2	$3.9	$13.3	$16.2
Capital expenditure on mining interests	$6.2	$5.8	$9.2	$11.9

Gold production at White Mountain for the quarter was higher year over year mainly as a result of increased process throughput, higher head grades, and improved recovery rates. Cash operating costs per ounce decreased significantly due to higher gold production and reduced operation costs. Capital spending this quarter included underground development, exploration, camp improvements, and completion of the new mobile maintenance work shop.

Vila Nova

Operating Data	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Tonnes Processed	190,721	179,864	394,202	392,775
Iron Ore Produced	162,721	155,172	337,799	338,598
Average Grade (% Fe)	62.8%	60.1%	62.8%	59.8%
Iron Ore Tonnes
- Sold	87,518	81,874	304,900	211,421
Average Realized Iron Ore Price	$56	$106	$74	$113
Cash Costs (per tonne produced)	$69	$74	$62	$69
Financial Data (millions)
Revenues	$3.9	$8.7	$22.5	$23.8
Depreciation and depletion	$0.9	$0.9	$3.1	$2.1
Gross profit / loss from mining operations	$(3.0)	$1.8	$0.4	$7.2
Capital expenditure on mining interests	$0	$0.2	$0.1	$3.6

Vila Nova recorded a loss of $3.0 million for the quarter compared with gross profit of $1.8 million in the second quarter of 2013. A $1.0 million negative price adjustment related to prior quarters' shipments impacted profitability. The average realized iron ore price for the quarter not including the price adjustment fell from $106 per tonne to $56 per tonne year over year. The Company is reviewing options to improve profitability at Vila Nova in light of the recent decline in iron ore prices.

7

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Stratoni

Operating Data	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Tonnes ore mined (wet)	57,275	60,109	114,517	114,234
Tonnes ore processed (dry)	55,548	62,331	110,997	110,852
Pb grade (%)	6.03%	6.57%	6.15%	6.41%
Zn grade (%)	11.39%	9.38%	11.33%	9.37%
Ag grade (g/t)	150	173	157	168
Tonnes of concentrate produced	15,714	16,054	31,650	28,332
Tonnes of concentrate sold	12,989	16,783	29,706	30,751
Average realized concentrate price (per tonne)	$981	$783	$845	$849
Cash Costs (per tonne of concentrate sold)	$735	$829	$671	$829
Financial Data (millions)
Revenues	$12.7	$13.1	$25.1	$26.1
Depreciation and depletion	$1.9	$3.4	$4.0	$5.3
Gross profit from mining operations	$0.3	$(4.2)	$0.2	$(4.7)
Capital expenditure on mining interests	$1.1	$0.5	$1.5	$0.6

Combined metal concentrate production at Stratoni for the quarter was level year over year, with lower lead concentrate production offset by higher zinc concentrate production as a result of changes in metal head grades. The average realized combined concentrate price increased year over year as zinc prices improved while lead prices weakened. Taken in conjunction with the increase in zinc concentrate production the change in metal prices contributed to Stratoni's gross profit performance year over year.

Development project update

Kişladağ Mine Expansion

During the quarter the Company received a positive Environmental Impact Assessment ("EIA") decision from the Ministry of Environment and Urbanization of Turkey on the Kisladag Mine Expansion project. The EIA approval will allow for the expansion of the Kisladag open pit mine production from its current 12.5 million tonnes per annum to a maximum of 35.0 million tonnes per annum. The Company has decided to proceed with an expansion to an annual production rate of 20 million tonnes per year of crushed ore to the leach pad at an additional capital cost of approximately $90.0 million. We are forecasting completion in mid-2016, producing an average of 325,000 ounces per annum in the first five years after expansion.

Skouries

Major structural concrete placements for the semi-autogenous grinding ("SAG") and ball mills commenced in the quarter. The SAG mill foundation was completed, and concrete placement in the SAG mill plinths was begun. The majority of the ball mill concrete piles were completed and reinforcing fabrication and formwork for other major plant foundations was ongoing. Mill mechanical equipment was being pre-assembled in a nearby warehouse and will be mobilized to site with onsite erection scheduled to begin in the third quarter. Construction of access roads to the tailings dam progressed during the quarter. A review of the tailings dam construction materials and methodology was completed and design modifications to enhance constructability were finalized. Site earthwork continued during the quarter, and included excavation and fill for the regrind mill, the flotation area and the tailings thickening area. The site batch plant construction commenced and is scheduled to be completed in the third quarter. The open pit surface area was cleared of trees and topsoil removal commenced. Progress continued on the underground decline during the quarter. Capital spending totaled $29.7 million during the quarter.

8

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Olympias

Approximately 168,000 tonnes of tailings were reprocessed during the quarter at a grade of 2.84 grams per tonne. A total of 6,179 payable ounces of gold in concentrate were produced. Cash proceeds from the sale of concentrate generated $11.8 million during the quarter on approximately 9,300 ounces of gold in concentrate. Capital spending totalled $35.6 million during the quarter including approximately $11.0 million related to tailings reprocessing, production royalties and transportation and selling costs, $1.9 million related to capitalized interest, and the remainder on mine development as well as Phase II engineering.

Perama Hill

Preliminary engineering continued on the project during the quarter with completion expected in the third quarter this year. Metallurgical test work to optimize the process is planned to be completed during the third quarter this year, with detailed engineering expected to begin shortly thereafter. The Company continues to work with Greek government authorities to facilitate approval of the Environmental Impact Assessment ("EIA"). Capital spending totaled $3.1 million during the quarter.

Certej

During the quarter studies were conducted focussing on optimization of critical elements of the project identified in the prefeasibility study, including pressure oxidation, oxygen supply, open pit development and use of Romanian resources to build the mine. Metallurgical test work continued during the quarter in order to provide further data for optimization of the pressure oxidation circuit. The Company plans to commence work on the feasibility study in the third quarter this year. Capital spending totaled $2.3 million during the quarter.

Tocantinzinho

During the quarter work continued on optimization of the Tocantinzinho feasibility study. Additionally, preparations were begun to upgrade the access road to the site, including obtaining the necessary permits and authorizations from the municipality. Capital spending totaled $0.5 million during the quarter.

Eastern Dragon

Eastern Dragon remained on care and maintenance pending resolution of permitting issues. Site management worked with the local authorities to maintain local permits and permissions in good standing. Work continued on the preparation of the revised EIA for submission to the Ministry of Environmental Protection ("MEP"). This will be followed by submission of the project permit approval to the National Development and Reform Commission.

Exploration update

Greece
In the Halkidiki District, underground exploration drilling continued at the Mavres Petres mine, targeting the western extension of the orebody. Several drillholes cut massive sulfide zones outside of the existing resource, and activities are now focused on extending underground development to allow further stepout drilling. Drilling commenced late in the quarter at the Piavitsa deposit with a 6,000 meter program planned to test the continuity of mineralized zones identified in previous widely-spaced drillholes. At the Olympias deposit, drilling completed in the east ramp development project encountered several significant zones of high grade gold and silver mineralization that lie outside of the current resource model.

In the Perama district exploration activities focused on extending geological mapping coverage in the Perama South area, conducting reconnaissance field visits to nearby prospects, and evaluating historical data for the newly acquired Sappes project.

9

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Romania
Exploration activities during the quarter near Certej focused on defining drill targets at the Magura, Bocsa, and P. Avram prospect areas. Reconnaissance mapping, soil sampling, and drillhole targeting commenced during the quarter at the nearby Muncel and Brad exploration licenses.

Turkey
Exploration activities in Turkey focussed on reconnaissance of regional target areas in western Turkey, and definition of new drilling targets at the Efemcukuru minesite.

China
Underground drilling at White Mountain targeted down-plunge extensions in the middle and north ore zones. Detailed geological mapping was conducted over the mine area, and surface exploration drilling programs will commence in the third quarter. At Tanjianshan, drilling programs were completed at the Xijingou deposit and Dushugou prospect, and drilling is ongoing at the Qinlongtan North deposit.

Brazil
Exploration resumed at the Tapajos region projects, including soil sampling along the Tocantinzinho trend northwest of the Tocantinzinho deposit, and drill-testing of geochemical anomalies at the adjacent Ruben Zilio project.

Quarterly results

millions (except per share amounts)

	2014	2014	2013	2013	2013	2013	2012	2012
	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter
Total revenues	$265.5	$279.9	$231.7	$287.3	$266.9	$338.1	$350.0	$281.8
Profit (loss)	$37.6	$31.3	$(687.5)	$36.4	$43.3	$(45.4)	$115.0	$75.8
Earnings (loss) per share
- basic	$0.05	$0.04	$(0.96)	$0.05	$0.06	$(0.06)	$0.16	$0.11
- diluted	$0.05	$0.04	$(0.96)	$0.05	$0.06	$(0.06)	$0.16	$0.11

Quarterly loss for the first quarter of 2013 was due to a one-time $125.2 million non-cash adjustment related to an increase in Greek income tax rates. Quarterly loss for the fourth quarter of 2013 was due to a one-time $684.6 million impairment charge.

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

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MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Cash operating cost and total cash cost
The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs	2014	2013	2014	2013
millions (except for gold ounces sold and cash operating cost per ounce sold)	Second quarter	Second quarter	Year to date	Year to date
Production costs - excluding Vila Nova and Stratoni (from consolidated income statement)	$106.0	$96.2	$217.4	$206.5
Less:
By-product credits and other adjustments	(1.3)	(1.7)	(2.7)	(4.6)
Total cash cost	$104.7	$94.5	$214.7	$201.9
Royalty expense and production taxes	(11.5)	(10.3)	(22.6)	(22.1)
Cash operating cost	$93.2	$84.2	$192.1	$179.8
Gold ounces sold	190,621	176,260	381,249	365,606
Total cash cost per ounce sold	$549	$536	$563	$552
Cash operating cost per ounce sold	$489	$478	$504	$492

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

All-in sustaining cash cost
Effective January 31, 2014 the Company, in conjunction with an initiative undertaken within the gold mining industry and set out in the guidance note released by the World Gold Council on June 27, 2013, has adopted an all-in sustaining cost performance measure. All-in sustaining costs are calculated by taking total cash costs as indicated in the reconciliation above and adding sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company's operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company reports this measure on a gold ounces sold basis. The table below provides additional detail on the calculation of the Company's all-in sustaining cash cost for the current periods.

Calculation of all-in sustaining cash costs	2014	2014
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)	Second quarter	Year to date
Total cash cost - excluding Via Nova and Stratoni (per table above)	$104.7	$214.6
Sustaining capital spending at operating gold mines	34.5	57.5
Exploration spending at operating gold mines	2.2	3.3
General and administrative expenses	16.6	32.6
All-in sustaining cash costs	$158.0	$308.0
Gold ounces sold	190,621	381,249
All-in sustaining cash cost per ounce sold	$829	$809

11

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Cash flow from mining operations before changes in non-cash working capital
We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Adjusted net earnings
The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the quarters ended June 30:

Reconciliation of adjusted net earnings to consolidated net earnings (loss) millions (except for weighted average shares and earnings per share)	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Net (loss) earnings attributable to shareholders	$37.6	$43.3	$68.9	$(2.2)
Loss (gain) on disposal of assets	1.8	(0.1)	1.8	0.0
Losses (gains) on available-for-sale securities	0.5	0.0	1.3	0.0
Loss on investment in associates	0.0	0.2	0.1	1.1
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	(4.0)	4.8	1.1	7.4
Deferred income tax charge for change in Greek tax rates	0.0	0.0	0.0	125.2
Total adjusted net earnings	$35.9	$48.2	$73.2	$131.5
Weighted average shares outstanding	716,249	715,038	716,239	714,739
Adjusted net earnings ($/share)	$0.05	$0.07	$0.10	$0.18

Gross profit from gold mining operations
Gross profit from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

12

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Operating cash flow, financial condition and liquidity

Operating activities before changes in non-cash working capital generated $92.2 million in cash this quarter, compared to $84.9 million in the same quarter of 2013.

Capital expenditures
We invested $107.9 million in capital expenditures, mine evaluation and development, mining licences and other assets in the second quarter of 2014. Mine evaluation and development totalled $71.6 million while spending at our producing mines (including capitalized exploration) totalled $35.6 million. The remaining $0.7 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

Liquidity and capital resources

(millions)	June 30, 2014	December 31, 2013
Cash, cash equivalents and term deposits	$584.5	$623.9
Working capital	$717.7	$734.0
Debt	$602.4	$601.4

Management believes that the working capital at June 30, 2014, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2014 and beyond.

Contractual obligations

(millions)	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	16.3	-	-	600.0	616.3
Capital leases	0.5	1.8	0.9	-	3.2
Operating leases	10.0	15.2	11.0	17.5	53.7
Purchase obligations	67.0	39.0	29.0	-	135.0
Totals	93.8	56.0	40.9	617.5	808.2

The table does not include interest on debt.

As at June 30, 2014, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 19,565 dry metric tonnes of zinc concentrates, 8,310 dry metric tonnes of lead/silver concentrates over the next three years, and 38,000 dry metric tonnes of gold concentrate through December 31, 2014.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (Silver Wheaton) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around Stratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. As at June 30, 2014 approximately 6.2 million ounces of silver have been delivered of the original 15 million ounce commitment.

13

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Debt
Significant changes in our debt from that disclosed in our December 31, 2013 annual MD&A and consolidated financial statements are as follows:

Jinfeng CMB working capital loan
On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16.3 million) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. The Facility had a term of up to one year, from January 16, 2013 to January 15, 2014. In January 2014, the term of the facility was extended to January 28, 2015. The facility is unsecured.

As at June 30, 2014, Jinfeng has drawn down the full amount under this facility and has used the proceeds to fund working capital obligations. All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

Subsequent to June 30, 2014, Jinfeng repaid RMB 13.0 million ($2.1 million) on this loan.

Senior notes
On December 10, 2012, the Company completed an offering of $600.0 million senior notes ("the notes") at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $13.9 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at June 30, 2014 was $609.0 million.

Entrusted loan
In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd ("QDML"), our 90% owned subsidiary, entered into a RMB 12.0 million ($2.0 million) entrusted loan agreement, which has been increased to RMB 720.0 million ($117.0 million) through a series of amendments.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at June 30, 2014 was 4.59%.

As at June 30, 2014, RMB 643.2 million ($104.5 million) had been drawn under the entrusted loan.
The entrusted loan has been recorded on a net settlement basis.

Equity
This quarter no shares were issued related to stock options and warrants being exercised.

Common shares outstanding
- as of June 30, 2014	716,248,610
- as of July 31, 2014	716,266,182
Share purchase options	21,849,803
- as of July 31, 2014
(Weighted average exercise price per share: $11.72 Cdn)

14

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Other information

New accounting developments

The following interpretation of a standard has been adopted by the company commencing January 1, 2014:

•
IFRIC 21 'Levies' - This interpretation of IAS 37, 'Provisions, Contingent Liabilities and Contingent Assets', applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event ("obligating event"). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. There was no impact on these unaudited condensed consolidated interim financial statements as a result of the adoption of this standard.

The following standards have been published and are mandatory for Eldorado's annual accounting periods no earlier than January 1, 2017:

•
IFRS 9 'Financial Instruments: Classification and Measurement' - This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, 'Financial Instruments: Recognition and Measurement'. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. The Company is currently evaluating the extent of the impact of the adoption of this standard.

•
IFRS 15 'Revenue from Contracts with Customers' - This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017. The Company does not expect this standard to have a material impact on its financial statements.

Internal controls over financial reporting

Eldorado's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the second quarter of 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

15

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•
It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.

•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.
•	If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

We recommend that you review our annual information form, which include a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

16